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                               SCALA MINERALS INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada V6B 2V2


March 31, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Susann Reilly, Attorney

Dear Sirs:

Re: Scala Minerals Inc. - Registration Statement on Form SB-2 File No. 333-121613 - Amendment No. 2
         --------------------------------------

Further to your letter dated January March 22, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General

1. All exhibits are subject to staff review and should be filed as soon as practicable to allow sufficient time for such review. If there are unfiled exhibits which are not filed with the next amendment, please supplementally provide us with forms of such exhibits to allow us to comment in a timely manner.

         We have filed all remaining required exhibits with our current amended registration statement.

2. We repeat our prior comment #2 regarding our belief that the registrant is a "blank check" company. We believe your minimal activities do no support your argument that you have a specific business plan.
         Additionally, with a view towards disclosure, supplementally provide us with a listing of the following information: (i) every public entity with which any principal, or any affiliate of either a principal or the company has been or is associated with, including but limited to such principal's or affiliate's involvement as a principal, accountant, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (ii) specify for each such entity the nature and extent of the principal's or affiliate's involvement; (iii) indicate for each such entity whether or not a principal or an affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (iv) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a "blank check" company; (v) for each such entity whether or not such entity was involved in a merger transaction, including but not limited to a "reverse merger" transaction, and if so, provide reasonable detail concerning each such transaction as well as any principal's or affiliate's role in such transaction(s); and (vi) whether any principal or and affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities. We may have further comment.

         We are not a blank check company. We have a very specific business plan to explore and develop the Shore claims. We have completed an initial review of the property and will proceed with additional exploration in accordance with the independent geological report we commissioned once weather conditions permit.

         Our sole principal, Elena Krioukova, has not been associated with any public entities as an accountant, consultant, shareholder, promoter or broker dealer. Her husband, Andrei Krioukov, provides accounting services to the following Canadian public companies: Auterra Ventures Inc., Ballad Gold and Silver Ltd., Buck Lake Ventures Ltd., Maximum Ventures Inc., Totally Hip Technologies Inc., Geocore Explorations Inc. and North American Gold Inc. He previously provided accounting services to Data Fortress Systems Group Ltd., a Canadian public company. Mr. Krioukov also provides accounting services to one U.S. public company, Brookmount Explorations Inc. He is also a shareholder of Totally Hip Technologies Inc., a Canadian public company.

Directors, Executive Officers, Promoters and Control Persons, page 15
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3.       Disclose whether Ms. Krioukova has professional training or credentials in accounting, and if so, please specify such training and credentials.

         We have disclosed that Ms. Krioukova does not have any professional training or credentials in accounting.

Description of Business, page 19
--------------------------------

Shore Claims Option Agreement, page 20
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4.        Please revise this section to clarify  whether  December 1, 2005 or
         July 1, 2007 is the date when there must be $150,000 in exploration and development work on the claims.

         We have revised the section to clarify that July 1, 2007 is the date when there must be $150,000 in exploration and development work on the claims.

5. We have reviewed your response to our prior comment 15. Please clarify further the meaning of the underlined part of the following excerpt from paragraph 5.2 of the Option Agreement: "Any part of the Claims that Scala returns to Sostad in accordance with paragraph 5.1 shall have a minimum of one year of assessment work credited against it at the time of return."

         We have disclosed the following:

         "If we return one of the claims to Mr. Sostad in this fashion, it must have a minimum of one year of assessment work credited against it at the time of return. This means that if we abandon one of the claims, its expiry date cannot occur for at least one year. The current expiry date is February 15, 2006. We may extend this expiry date annually by conducting a minimum of $4,000 in exploration work on the property. These annual extensions may occur indefinitely."

Geological Assessment Report:  Shore Claims, page 22
----------------------------------------------------

6. You have stated that you have enclosed a copy of Dr. Molak's report on the Shore claims. However, we are unable to locate the copy of the report. Please provide us with a copy when you file your next amendment to your registration statement.

         We enclose a copy of Dr. Molak's geological report.

7. In your description of your two phase exploration program to further evaluate the Shore claims, please clarify whether the specific steps you describe were included in Dr. Molak's report.

         The description of the steps involved in the two phase exploration program, namely sampling and geophysical surveys (phase one) and geological mapping, additional sampling in prospective areas and trenching (phase two), were included in Dr. Molak's report. Dr. Molak has also reviewed the summary of this information and concurs with its content.

Exhibits
--------

8. We note that your supplemental response to our prior comment #16 has conflicting statements regarding whether or not you have filed Dr. Molak's written consent to be named in the registration statement in connection with the description of his geological summary report of the Shore claims. It is not on EDGAR. Before the registration statement goes effective it is necessary to file it as an exhibit on EDGAR.

         We have filed Dr. Molak's written consent as an exhibit to our amended registration statement.

9. Revise the third paragraph of the legality opinion to indicate that it opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

         The legality opinion has been revised to indicate that it opines upon Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

ENGINEERING COMMENTS

General
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10.      The initial  engineering comment is re-issued regarding the small-scale map showing the location and access to the property. The drawing filed as a separate exhibit should conform to the following guidelines:

         - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

         - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

         -   A north arrow on the maps;

         - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

         -   A title of the map or drawing and the date on which it was drawn

         - In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data; and

         - Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

         We have filed a revised small-scale location map of the Shore claims.




         Yours truly,

         /s/ Elena Krioukova

         Elena Krioukova, President
         SCALA MINERALS INC.